Exhibit 99.1

ESCROW AGREEMENT

This Agreement (this “Agreement”) is made and entered into as of April 1, 2005 (the “Effective Time”) by and among RETALIX LTD., an Israeli corporation (“Parent”); RETALIX SCM, INC., a Delaware corporation and a wholly-owned subsidiary of Parent (“Buyer”); INTEGRATED DISTRIBUTION SOLUTIONS, L.L.C., a Nebraska limited liability company (“Seller”); and U.S. BANK NATIONAL ASSOCIATION, solely in its capacity as escrow agent of the Escrow Fund (as defined below) (in such capacity, the “Escrow Agent”). Parent, Buyer and Seller are each referred to herein as an “Interested Party” and are collectively referred to herein as the “Interested Parties.”

A. Parent, Buyer, Seller and the persons listed on Schedule A to the Asset Purchase Agreement have entered into an Asset Purchase Agreement dated as of April 1, 2005 (as the same may be amended, the “Asset Purchase Agreement” capitalized terms used herein without definition shall have the meaning assigned thereto in the Asset Purchase Agreement) setting forth certain terms and conditions pursuant to which Buyer shall acquire substantially all of the assets of the Business from Seller.

B. Pursuant to Section 2.6 of the Asset Purchase Agreement, a portion of the Purchase Price is to be held in escrow by the Escrow Agent in accordance with the terms and conditions set forth therein and herein to secure certain indemnification obligations of Seller to Buyer and Parent under Article 12 of the Asset Purchase Agreement and/or to be subject to the attainment of the Earn-out Milestones set forth in the Asset Purchase Agreement.

NOW THEREFORE, in consideration of the foregoing and for the mutual covenants and agreements contained herein, and for other good and valuable consideration, the parties hereto agree as follows:

1. ESTABLISHMENT OF ESCROW FUND

1.1 Deposit of Cash and Shares.

(a) Parent agrees that within twenty days after the Closing Date it shall deliver in escrow to the Escrow Agent on Buyer’s behalf: (i) 129,096 shares of Parent’s Common Stock, which shares shall be evidenced by certificates registered in the name of Seller as set forth on Exhibit 1.1-A hereto (such shares, together with any additional shares issued to the registered holders thereof in accordance with Section 1.2 of this Agreement, the “Subject Purchase Shares”); (ii) 70,460 shares of Parent’s Common Stock, which shares shall be evidenced by those certificates registered in the name of Seller set forth on Exhibit 1.1-B hereto (such shares, together with any additional shares issued to the registered holders thereof in accordance with Section 1.2 of this Agreement, the “Subject Earnout Shares”, and together with the Subject Purchase Shares, the

“Subject Shares”); and (iii) 136,776 shares of Parent’s Common Stock, which shares shall be evidenced by those certificates registered in the name of Seller set forth on Exhibit 1.1-C hereto (such shares, together with any additional shares issued to the registered holders thereof in accordance with Section 1.2 of this Agreement, the “Immune Earnout Shares”, and together the Subject Shares, the “Escrow Shares”).

(b) Parent agrees that on the Closing Date it shall deliver in escrow to the Escrow Agent on Buyer’s behalf by wire transfer to the account of the Escrow Agent set forth on Schedule 1 hereto $1,885,318 in immediately available funds (such funds, the “Escrow Cash”, and together with the Subject Shares, the “Subject Funds” and the Escrow Cash and Escrow Shares, together, the “Escrow Fund”).

(c) Escrow Agent agrees to accept delivery of the Escrow Fund and to hold such Escrow Fund in escrow, and to release the Escrow Fund from escrow, in accordance with the terms and provisions of this Agreement.

(d) Seller agrees that on the Closing Date it shall deliver in escrow to the Escrow Agent six stock powers executed in blank bearing signature guarantees. The Escrow Agent shall at any time be entitled to request in writing from Seller additional stock powers executed in blank bearing signature guarantees. If the Escrow Agent is not in timely receipt of the aforementioned stock powers to be delivered on the Closing Date, or any stock powers requested by the Escrow Agent thereafter, then Seller shall indemnify and hold the Escrow Agent harmless as to any liability incurred by it by reason of its not having received the necessary stock powers in order to carry out its duties and obligations under this Agreement, and to reimburse the Escrow Agent for all of its cost or expenses, including, among other things, counsel fees and expenses reasonably incurred by reason of its duties hereunder.

1.2 Dividends, Distributions and Rights of Ownership of Escrow Shares.

(a) So long as the Escrow Shares are held in escrow, any and all shares of Parent’s capital stock resulting from any share dividend, reclassification, stock split, subdivision or combination of shares, recapitalization, merger or other events made with respect to the Escrow Shares shall be delivered to the Escrow Agent, registered in the name of Seller and such shares shall constitute Subject Purchase Shares, Subject Escrow Shares or Immune Escrow Shares, as applicable.

(b) So long as the Escrow Shares are held in escrow, each registered holder thereof shall have the right to vote its respective Escrow Shares and be able to exercise all other incidents of ownership of such Escrow Shares, not inconsistent with the terms and conditions of this Agreement, and any and all cash dividends, dividends payable in property or other distributions of any kind (except for the shares contemplated in Section 1.2(a)) made in respect of such Escrow Shares shall be distributed on the distribution date pertaining thereto by Parent to the registered holder thereof, and Parent and the Escrow Agent (but only as directed in writing by Parent)

agree to take all reasonable steps necessary to allow the exercise of such rights by the registered holder thereof.

1.3 No Encumbrance. None of the Escrow Funds or any beneficial interest therein may be pledged, sold, assigned or transferred, including by operation of law, or may be taken or reached by any legal or equitable process in satisfaction of any debt or other liability of any party hereto prior to the release thereof from escrow in accordance with Section 3.

1.4 Power to Transfer Escrow Cash and Escrow Shares. The Escrow Agent is hereby granted the power to effect any transfer of the Escrow Cash or Escrow Shares in accordance with the terms and provisions of this Agreement.

1.5 Investment of Escrow Cash. The Escrow Agent shall maintain the Escrow Cash in one or more interest-bearing accounts. During the term of this Agreement, the Escrow Cash shall be invested and reinvested by the Escrow Agent, in one or more of the investments set forth on Exhibit 1.5 to the extent permitted by law and as directed in writing by Seller. The Escrow Agent shall have the right to liquidate any such investments in order to provide funds necessary to make required payments under this Agreement. Neither the Escrow Agent, Parent nor Buyer shall have any liability for any loss sustained as a result of any investment made pursuant to the written direction of Seller or as a result of any liquidation of any such investment prior to its maturity, or for the failure of Seller to give the Escrow Agent written directions to invest or reinvest the Escrow Cash. All interest and other income earned by the investment, reinvestment and/or deposit of the Escrow Cash in accordance with this Section 1.5 shall be released from the Escrow Fund and delivered to Seller or as otherwise directed by Seller no later than thirty (30) days after the release of all Escrow Funds.

1.6 Accounting. The Escrow Agent shall supply a written account to both Parent and Seller on or before the last business day of each month prior to the termination of this Agreement in which there is cash in the Escrow Fund, listing all transactions and interest accrued with respect to the Escrow Fund during the immediately preceding month.

1.7 Taxation. The Escrow Agent shall act as agent to Seller and will make all appropriate tax filings and withhold all required amounts from distributions thereto. All amounts earned in the Escrow Fund shall be taxed in the hands of Seller. Seller hereby agrees to provide the Escrow Agent with its certified tax identification number by signing and returning a Form W-9 (or a Form W-8 BEN, in case of non-U.S. persons) to the Escrow Agent upon execution and delivery of this Agreement. Seller understands that, in the event its tax identification number is not certified to the Escrow Agent, the Internal Revenue Code, as amended from time to time, may require withholding of a portion of any interest or other income earned on the investment of the Escrow Cash. Seller agrees (i) to assume any and all obligations now or hereafter imposed upon it by any applicable tax law with respect to any payment from or distribution of the Escrow Fund or performance of other activities under this Agreement, and to instruct the Escrow Agent in writing with respect to the Escrow Agent’s responsibility for withholding and other taxes, assessments or other governmental charges applicable to it, (ii) to instruct the Escrow Agent with respect to any certifications and governmental reporting that may be required under any laws or regulations that may be applicable to it as a result of this Agreement, and (iii)  to indemnify and hold the Escrow Agent harmless from any liability or obligation on account of taxes, assessments, additions for late payment, interest, penalties, expenses and other governmental charges that may be assessed or asserted against the Escrow Agent, on its account, on account of or relating to the Escrow Fund, the management established hereby, any payment from or distribution of the Escrow Fund pursuant to the terms hereof or other activities performed hereunder, including without limitation any liability for the withholding or deduction of (or the failure to withhold or deduct) the same, and any liability for failure to obtain proper certifications or to report properly to governmental authorities in connection with this Agreement, including costs and expenses (including reasonable legal fees and expenses), interest and penalties. The foregoing indemnification and agreement to hold harmless shall survive the termination of this Agreement.

2. RESOLUTION OF CLAIMS

2.1 Indemnification Obligations.

(a) Seller acknowledges and agrees that the Subject Funds may, subject to the terms and provisions of this Agreement, serve as a source, but not the sole source, of payment for the indemnity obligations under Article 12 of the Asset Purchase Agreement, including any Claim (as hereinafter defined) resolved pursuant to Section 2.3. Notwithstanding the foregoing, pursuant to Section 12.6 of the Asset Purchase Agreement, Parent’s and Buyer’s claims for indemnification pursuant to Sections 12.2(a)(i) and 12.2(a)(vii) of the Asset Purchase Agreement shall be satisfied solely by the Subject Funds. Payment for any amount determined to be owing to Parent or Buyer under such indemnity obligations (“Damages”) and, without duplication, any award of attorneys’ fees and charges owing to Parent or Buyer pursuant to Section 2.3(c)(iii) of this Agreement (a “Prevailing Party Award”) may, subject to the terms and provisions of Sections 2.1(b), 2.2 and 2.3, be made by the release from escrow and delivery to Parent or Buyer, as the case may be (each such payment, an “Escrow Adjustment”), of Subject Funds equal to the sum of Damages plus any Prevailing Party Award.

(b) Notwithstanding any provision of this Agreement to the contrary, the Subject Earnout Shares shall serve solely as a source for payment for indemnification Claims made by Parent or Buyer pursuant to Section 12.2(a)(iii) of the Asset Purchase Agreement as a result of Seller’s failure to pay any required state sales Taxes in any applicable jurisdiction. To the extent there shall be an Escrow Adjustment with respect to any such Claim, such Escrow Adjustment shall be paid first from the Subject Earnout Shares (valued at the closing price of Parent common stock on the day prior to release) and only upon exhaustion of such funds shall Subject Purchase Shares or Escrow Cash be available for such indemnity; provided, however, that if one or more

Escrow Adjustments are made against the Subject Earnout Shares and it is later determined that the Earnout Milestones were not met, Parent and Buyer shall have the right to obtain the Escrow Adjustment(s) contemplated by this paragraph from the Subject Purchase Shares and Escrow Cash or against the Seller or the Covenantors directly as set forth in Section 12.6 of the Asset Purchase Agreement.

2.2 Notice of Claims. Parent or Buyer, as the case may be (such notifying party, the “Claimant”), shall give Seller written notice of any claim, damage, or legal action or proceeding giving rise to indemnification rights under the Asset Purchase Agreement (a “Claim”) and the amount thereof and shall provide a copy of such notice to the Escrow Agent. Each notice of a Claim for which Claimant seeks an Escrow Adjustment hereunder (a “Notice of Claim”) shall be delivered on or before the Second Release Date (as defined in Section 3.1(b)). Each Claim shall be deemed to be a Contested Claim unless it becomes an Uncontested Claim pursuant to Section 2.3.

2.3 Resolution of Claims. Each Notice of Claim shall be resolved as follows:

(a) Uncontested Claims. In the event that Seller does not contest a Notice of Claim (an “Uncontested Claim”) in writing within thirty (30) days after such Notice of Claim was given thereto, the Claimant may deliver to the Escrow Agent, with a copy to Seller, a written demand (a “Demand”) stating that such Notice of Claim has been given in accordance with this Agreement and that no notice of contest has been received from Seller during the period specified herein and further setting forth the amount of the proposed Escrow Adjustment (which shall not exceed the amount of the Claim set forth in the Notice of Claim) to be made in accordance with this Section 2.3(a). Any such Escrow Adjustment shall be distributed to Parent. If Seller does not contest the Claim within the thirty (30) day period set forth above its right to object to such Claim shall expire.

(b) Contested Claims. If Seller gives written notice to the Claimant and the Escrow Agent contesting all or a portion of any Notice of Claim (a “Contested Claim”) within thirty (30) days following the date upon which said Notice of Claim was given to Seller, then (i) if the applicable Claim arose as the result of one or more third party claims against Claimant in a litigation or arbitration, then such Claim (and any resulting Escrow Adjustment) shall await the final decision, award or settlement of such litigation or arbitration and, if liability to Parent and/or Buyer for any such third party claim is disputed by Seller, until the resolution of any such Arbitrable Claim in accordance with Section 2.3(c), and (ii) if the applicable Claim arose directly between Parent or Buyer on the one hand and Seller or Covenantors on the other hand, including any disputes regarding performance or nonperformance of a party’s obligations under this Agreement, or if liability for any third party claim is disputed by Seller or Covenantors (“Arbitrable Claims”), then such Claim (and any resulting Escrow Adjustment) shall be settled in accordance with Section 2.3(c), provided, any portion of such Claim that is not contested or is subsequently settled by Claimant and Seller or Covenantors, as applicable, shall be deemed to constitute an Uncontested Claim.

(c) Arbitration.

(i) Arbitration Rules. Any Arbitrable Claim, and any dispute between any of the Interest Parties under this Agreement, shall be submitted to final and binding arbitration as provided in Section 12.8 of the Asset Purchase Agreement. In the event that the Escrow Agent institutes an action for interpleader in accordance with Section 4.5 as a result of a dispute between the parties, the parties hereby agree to jointly seek to stay such interpleader action pending the resolution of any arbitration commenced by the parties or any dispute pursuant to Section 2.3(b).

(ii) Binding Effect. The final decision of the arbitrator shall be furnished in writing to the Escrow Agent, and the Interested Parties and will constitute a conclusive determination of the issue in question, binding upon Seller and the Interested Parties. The arbitrator shall have the authority to grant any equitable and legal remedies that would be available in any judicial proceeding instituted to resolve an Arbitrable Claim. If the award or decision of the arbitrator concludes that Escrow Cash and Subject Shares are to be released in favor of any Claimant either in satisfaction of Damages or as Prevailing Party Awards, the arbitrator shall specify the amount of Escrow Cash and number of Subject Shares to be so released either in the arbitrator’s final award or decision or a supplementary report or finding. Any judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction over the subject matter thereof.

(iii) Compensation of Arbitrator. The arbitrators will be compensated for their services as provided in Section 12.8(d) of the Asset Purchase Agreement and any expense allocated by such arbitrators against Seller and/or Covenantors shall be deemed to constitute an Uncontested Claim, and if a Demand is issued with respect thereto, shall be satisfied by an Escrow Adjustment in accordance with Section 3.2(b).

(iv) Terms of Arbitration. No arbitrator chosen in accordance with the terms of this Agreement and the Asset Purchase Agreement shall have the power to alter, amend or otherwise affect the terms and provisions hereof or thereof or any other documents executed in connection herewith or therewith.

(v) Exclusive Remedy. Arbitration or mediation under this Section 2.3(c) shall be the sole and exclusive remedy of the parties for any Arbitrable Claim arising out of this Agreement.

3. RELEASES FROM ESCROW

3.1 Releases of Escrow Funds on Release Dates.

(a) Not more than ten business days after the first anniversary of the Closing Date (the “Initial Release Date”) the Interested Parties shall jointly prepare, execute and deliver written notice to the Escrow Agent (such notice, the “Initial Release Notice”) of the Initial Release Amount (including the calculations upon which such amount is based) to be released from the remaining Subject Funds, pursuant to Section 3.1(c), on the Initial Release Date. The “Initial Release Amount” shall, subject to the limitations set forth in Section 3.1(c), be an amount equal to (i) $2,500,000, less (ii) the sum of (x) the aggregate amount of Escrow Cash plus the value of Subject Purchase Shares (valued at the closing price of Parent common stock on the day prior to release or, if not yet released, valued at the closing price of Parent common stock on the day prior to the preparation of the Initial Release Notice), delivered to or deliverable to Parent in satisfaction of Uncontested Claims or Contested Claims which have been settled by the Interested Parties on or before the date the Initial Release Notice is prepared, and (y) the aggregate amount underlying all other Contested Claims pending on the first anniversary of the Closing Date.

(b) Not more than ten business days after the second anniversary of the Closing Date (the “Second Release Date”) the Interested Parties shall jointly prepare, execute and deliver written notice to the Escrow Agent (such notice, the “Second Release Notice”) of the Second Release Amount (including the calculations upon which such amount is based) to be released from the remaining Subject Funds, pursuant to Section 3.1(c), on the Second Release Date. The “Second Release Amount” shall be an amount equal to:

(i) (x) All of the remaining Escrow Cash and all of the remaining Subject Purchase Shares, less (y) the sum of (A) the aggregate amount of Escrow Cash plus the value of Subject Purchase Shares (valued at the closing price of Parent common stock on the day prior to the preparation of the Second Release Notice) deliverable to Parent in satisfaction of Uncontested Claims that have not yet been paid out or Contested Claims that have been settled by the Interested Parties but not paid out before the date the Second Release Notice is prepared; and (B) the aggregate amount underlying all Contested Claims pending on the second anniversary of the Closing Date; and

(ii) if the Earnout Milestones have been achieved as set forth in the Asset Purchase Agreement, the remaining Subject Earnout Shares, less (y) the value of Subject Earnout Shares (valued at the closing price of Parent common stock on the day prior to the preparation of the Second Release Notice) deliverable to Parent in satisfaction of Sales Tax Uncontested Claims (as defined below) or Sales Tax Contested Claims (as defined below) which have been settled by the Interested Parties but not paid out on or before the date the Second Release Notice is prepared; and (z) the aggregate amount underlying all Sales Tax Contested Claims pending on the second anniversary of the Closing Date. For purposes of this Agreement, “Sales Tax Uncontested Claims” and “Sales Tax Contested Claims” shall mean Uncontested Claims and Contested Claims, as the case may be, that relate to indemnification Claims made by Parent or Buyer under Section 12.2(a)(iii) of the Asset Purchase Agreement as result of the failure by Seller to pay state sales Taxes in any applicable jurisdiction.

(c) Provided it has received an Initial Release Notice and a Second Release Notice, as applicable, the Escrow Agent shall, on the Initial Release Date and the Second Release Date, respectively, or if such date is not a business day, on the next business day thereafter, release from escrow and deliver (by first class mail, registered mail or overnight courier service) to Seller (or as otherwise directed by Seller), Escrow Funds equal to the Initial Release Amount and the Second Release Amount, respectively, which amounts (other than the amounts set forth in Sections 3.1(b)(ii) and 3.1(b)(iii)) shall be comprised of 38% Escrow Cash and 62% Subject Purchase Shares (valued at the closing price of Parent common stock on the day prior to release). Notwithstanding the foregoing, the amount of Escrow Cash and the number of Subject Purchase Share to be released to Seller on the Initial Release Date shall be reduced to the extent necessary to maintain in escrow after the Initial Release Date fifty percent (50%) of the Escrow Cash and fifty percent (50%) of the number of Subject Purchase Shares (adjusted for stock splits, stock dividends, recapitalizations and similar events) initially deposited in escrow under this Agreement. No Escrow Funds shall be released by the Escrow Agent on the Initial Release Date or on the Second Release Date if it has not received an Initial Release Notice or Second Release Notice, as the case may be.

(d) If the Earnout Milestones as set forth in the Asset Purchase Agreement have not been achieved on the second anniversary of the Closing Date, the Immune Earnout Shares shall be delivered to Parent on the Second Release Date. If the Earnout Milestones as set forth in the Asset Purchase Agreement have been achieved on the second anniversary of the Closing Date, the Immune Earnout Shares shall be delivered to Seller (or as otherwise directed by Seller) on the Second Release Date. The Escrow Agent shall have no responsibility to determine whether the Earnout Milestones have been met. The Immune Earnout Shares to be released to Seller (in the event the Earnout Milestones are met) or to Parent (in the event that the Earnout Milestones shall not be met) shall be determined jointly by Seller and Parent and set forth in a written notice signed by both parties and delivered to the Escrow Agent. The inability of Seller and Parent to agree on, prepare, sign and deliver such written notice shall be an Arbitrable Claim that is subject to resolution pursuant to Section 2.3(c) of this Agreement.

(e) The inability of the Interested Parties to agree on and jointly prepare, execute and deliver the Initial Release Notice and/or the Second Release Notice shall also be an Arbitrable Claim that is subject to resolution pursuant to Section 2.3(c) of this Agreement.

3.2 Other Releases of Escrow Cash and Subject Shares.

(a) Upon receipt of any Demand for any Claim for which the Escrow Agent has not received written notice of a contest from Seller in accordance with Section 2.3(b), the Escrow Agent shall release from escrow and deliver to Parent within three (3) business days after the expiration of the period in which such Demand could be contested, Subject Funds equal to the amount of the Escrow Adjustment, which amount shall be either (i) comprised of 38% Escrow Cash and 62% Subject Purchase Shares (valued at the closing price of Parent common stock on the day prior to release) or (ii) paid out of the Subject Earnout Shares (valued at the closing price of Parent common stock on the day prior to release), as the case may be.

(b) Upon the receipt by Escrow Agent of: (i) a settlement agreement executed by the applicable Claimant and Seller setting forth a resolution of any Contested Claim and the corresponding Escrow Adjustment; (ii) a written notice from the applicable Claimant (a “Claimant Distribution Notice”) attaching a copy of the final award or decision by an arbitrator of a Contested Claim submitted thereto in accordance with Section 2.3(c) and setting forth the Escrow Adjustment (Claimant shall at the same time provide a copy of the Claimant Distribution Notice to Seller); or (iii) receipt of a written notice from Seller (a “Seller’s Distribution Notice”) attaching a copy of the final award or decision by an arbitrator of a Contested Claim submitted thereto in accordance with Section 2.3(c) and setting forth that no Escrow Adjustment is to be made as a result of such award or decision (Seller shall at the same time provide a copy of the Seller’s Distribution Notice to Parent), then,

(i) in the case of (i) or (ii) above, the Escrow Agent shall, within ten (10) calendar days of receipt of the settlement agreement or the Claimant Distribution Notice, as applicable, (a) release to Parent the Subject Funds specified in the Escrow Adjustment, which amount shall be either (i) comprised of 38% Escrow Cash and 62% Subject Purchase Shares (valued at the closing price of Parent common stock on the day prior to release) or (ii) paid out of the Subject Earnout Shares (valued at the closing price of Parent common stock on the day prior to release), as the case may be, and (b) if the Second Release Date has occurred, and there are no remaining Contested Claims, release the remaining Subject Funds, less the amount of any Uncontested Claims remaining unpaid, from escrow and deliver (by first class mail, registered mail or overnight courier service) the same to Seller (or as otherwise directed by Seller); or

(ii) in the case of (iii) above, unless the First Release Date has not occurred or there are other unpaid Uncontested Claims or other Contested Claims requiring that the amounts continue to be retained, the Escrow Agent shall, within ten (10) calendar days of receipt of the Seller Distribution Notice, release from escrow and deliver (by first class mail, registered mail or overnight courier service) to Seller (or as otherwise directed by Seller), remaining Subject Funds equal to the amount, if any, of Contested Claims which were withheld from the Initial Release Amount or Second Release Amount, as the case may be, which amount shall either be (i) comprised of 38% Escrow Cash and 62% Subject Shares (valued at the closing price of Parent common stock on the day prior to release) or (ii) paid out of the Subject Earnout Shares (valued at the closing price of Parent common stock on the day prior to release), as the case may be; provided, however, that prior to the Second Release Date, no more than the following is eligible for release: $2,500,000, less the sum of (w) the aggregate amount of Escrow Cash plus the value of Subject Purchase Shares (valued at the closing price of Parent common stock on the day prior to release) previously released to Seller (or as otherwise directed by Seller) (and never subject to a Claim), (x) the aggregate amount of Escrow Cash plus the value of Subject Purchase Shares (valued at the closing price of Parent common stock on the day prior to release or, if not yet released, valued at the closing price of Parent common stock on the day prior to the date of any proposed release to Seller pursuant to such Seller Distribution Notice) delivered to or deliverable to Parent in satisfaction of Uncontested Claims or Contested Claims which have been settled by the Interested Parties on or before the date the Initial Release Notice was prepared, and (y) the aggregate amount underlying all other Contested Claims pending on the first anniversary of the Closing Date; provided, further, however, that prior to the Second Release Date the amount of Escrow Cash and the number of Subject Purchase Share to be released to Seller pursuant to the foregoing shall be reduced to the extent necessary to maintain in escrow fifty percent (50%) of the Escrow Cash and fifty percent (50%) of the number of Subject Purchase Shares (adjusted for stock splits, stock dividends, recapitalizations and similar events) initially deposited in escrow under this Agreement.

(c) Notwithstanding any provision of this Agreement to the contrary, in determining Damages, Claimant shall take into account the provisions of Section 12.3(a) of the Asset Purchase Agreement.

3.3 Fractional Escrow Shares; Reallocations. Notwithstanding any provision of this Agreement to the contrary, in lieu of releasing any fractional Escrow Shares, any fraction of a released Escrow Share that would otherwise be released shall be rounded down to the nearest whole Escrow Share. In the event any release of Subject Escrow Funds is to be comprised of 38% Escrow Cash and 62% Subject Purchase Shares (or other proportion) pursuant to the terms of this Agreement and there is insufficient Escrow Cash or Subject Purchase Shares to make such an allocation in such proportion, then Escrow Cash or Subject Purchase Shares, as the case may be, shall be released in lieu thereof to satisfy such deficiency.

4. ESCROW AGENT

4.1 Duties. The duties and responsibilities of the Escrow Agent hereunder shall be entirely administrative and not discretionary and shall be determined solely by the express provisions of this Agreement and no duties shall be implied. The Escrow Agent shall be obligated to act only in accordance with written instructions received by it as provided in this Agreement and is authorized hereby to comply with any orders, judgments, or decrees of any court with or without jurisdiction and shall not be liable as a result of its compliance with the same.

4.2 Legal Opinions. As to any questions arising in connection with the administration of this Agreement, the Escrow Agent may rely absolutely upon the instruction of Parent and Seller or the opinions given to the Escrow Agent by its outside or inside counsel and shall be free of liability for acting or refraining from acting in reliance on such opinions.

4.3 Receipts and Releases. The Escrow Agent may, as a condition to the disbursement of monies or disposition of securities as provided herein, require from the payee or recipient a receipt therefor and, upon final payment or disposition, a release of the Escrow Agent from any liability arising out of its execution or performance of this Agreement, such release to be in a form reasonably satisfactory to the Escrow Agent.

4.4 Refrain from Action. The Escrow Agent shall be entitled to refrain from taking any action contemplated by this Agreement in the event it becomes aware of any dispute among any Interested Parties as to any material facts or as to the happening of any event precedent to such action.

4.5 Interpleader. If any controversy among the Interested Parties or among any Interested Party and any third-party arises with respect to this Agreement, the Escrow Agent shall not be required to determine the same or to take any action with respect thereto, but in its discretion may institute such interpleader or other proceedings in connection therewith as the Escrow Agent may deem proper, and shall not be liable for the taking or the failure to take either such course of action.

4.6 Other Provisions. The Escrow Agent may rely and shall be protected in acting or refraining from acting upon any written notice, instruction, request or other document furnished to it hereunder and believed by it, in good faith, to be genuine and to have been signed or presented by the proper party or parties. The Escrow Agent shall have no duty to inquire into or investigate the validity, accuracy or content of any such notice, instruction, request or other document or the genuineness and authorization of any signature or purported signature of any Interested Party thereon. The Escrow Agent shall not be liable for any action taken or omitted by it in good faith unless a court of competent jurisdiction determines that the Escrow Agent’s willful misconduct was the primary cause of a loss to an Interested Party. In the administration of this Agreement, the Escrow Agent may execute any of its powers and perform its duties hereunder directly or through agents or attorneys and may, consult with counsel, accountants and other skilled persons to be selected and retained by it. The Escrow Agent shall not be liable for anything done, suffered or omitted in good faith by it in accordance with the advice or opinion of any such counsel, accountants or other skilled persons. The Escrow Agent shall not be obligated to take any legal or other action hereunder which might in its reasonable judgment involve or cause it to incur any expense or liability unless it shall have been furnished with acceptable indemnification. Notwithstanding any term appearing in this Agreement to the contrary, in no instance shall the Escrow Agent be required or obligated to distribute any of the Escrow Fund (or take any other actions that may be called for hereunder to be taken by the Escrow Agent) sooner than two (2) Business Days after (i) it has received the applicable documents required under this Agreement in good form, or (ii) passage of the applicable time period (or both, as applicable under the terms of this Agreement), as the case may be.

5. INDEMNIFICATION

5.1 Waiver and Indemnification. The Interested Parties agree to and hereby do waive any suit, claim, demand or cause of action of any kind which they may have or may assert against the Escrow Agent arising out of or relating to the execution or performance by the Escrow Agent of this Agreement, unless such suit, claim, demand or cause of action is based upon the willful neglect or gross negligence or bad faith of the Escrow Agent. The Interested Parties further agree, jointly and severally, to indemnify and hold Escrow Agent and its directors, officers, agents and employees (collectively, the “Indemnitees”) harmless from and against any and all claims, liabilities, losses, damages, fines, penalties, and expenses, including out-of-pocket, incidental expenses, legal fees and expenses, and the allocated costs and expenses of in-house counsel and legal staff (“Losses”) that may be imposed on, incurred by, or asserted against, the Indemnitees or any of them for following any instructions or other directions upon which the Escrow Agent is authorized to rely pursuant to the terms of this Agreement. In addition, to and not in limitation of the immediately preceding sentence, the Interested Parties also agree, jointly and severally, to indemnify and hold the Indemnitees and each of them harmless from and against any and all Losses that may be imposed on, incurred by, or asserted against the Indemnitees or any of them in connection with or arising out of the Escrow Agent’s performance under this Agreement, provided the Escrow Agent has not acted with gross negligence, willful neglect or bad faith. The provisions of this Section 5.1 shall survive the termination of this Agreement and the resignation or removal of the Escrow Agent for any reason. Anything in this Agreement to the contrary notwithstanding, in no event shall the Escrow Agent be liable for special, indirect or consequential loss or damage of any kind whatsoever (including but not limited to lost profits), even if the Escrow Agent has been advised of such loss or damage and regardless of the form of action.

5.2 Conditions to Indemnification. In case any litigation is brought against the Escrow Agent in respect of which indemnification may be sought hereunder, the Escrow Agent shall give prompt notice of that litigation to each of the Interested Parties, and the Interested Parties upon receipt of that notice shall have the obligation and the right to assume the defense of such litigation with counsel reasonably satisfactory to the Escrow Agent; provided that failure of the Escrow Agent to give that notice shall not relieve such Interested Parties from any of their obligations under this Section 5 unless that failure prejudices the defense of such litigation by said parties. At its own expense, the Escrow Agent may employ separate counsel and participate in the defense. The Interested Parties shall not be liable for any settlement without their respective consents.

6. ACKNOWLEDGMENT BY THE ESCROW AGENT

By execution and delivery of this Agreement, the Escrow Agent acknowledges that the terms and provisions of this Agreement are acceptable and agrees to carry out the provisions of this Agreement which are applicable to it.

7. RESIGNATION OR REMOVAL OF ESCROW AGENT; SUCCESSOR

7.1 Resignation and Removal.

7.1.1 Notice. The Escrow Agent may resign as such by giving not less than thirty (30) days’ advance written notice of such intent to the Interested Parties. The Escrow Agent may be removed by giving the Escrow Agent not less than thirty (30) days’ advance written notice of such intent signed by Parent and Seller. In either case, the duties of the resigning or removed Escrow Agent shall terminate upon the appointment and acceptance of its successor in accordance with the terms of this Agreement, but in no event shall such termination occur sooner than thirty (30) days following the date of the notice of such resignation or removal, unless otherwise agreed to by the parties hereto.

7.1.2 Successors. In the event the Escrow Agent shall resign or shall be removed pursuant to Section 7.1.1, a successor Escrow Agent shall be appointed by the Interested Parties as evidenced by a written notice signed by Parent and Seller and filed with the existing Escrow Agent. If the Interested Parties are unable to agree upon a successor or shall have failed to appoint a successor prior to the expiration of thirty (30) days following the date of the notice of resignation or removal, then the acting Escrow Agent, at the expense of the Interested Parties, may petition any court of competent jurisdiction for the appointment of a successor Escrow Agent or other appropriate relief, and any such resulting appointment shall be binding upon all of the parties hereto. Each successor Escrow Agent shall execute, acknowledge and deliver to its predecessor, and also to the Interested Parties, an instrument in writing accepting such appointment hereunder, whereupon, subject to Section 7.1.1, the predecessor Escrow Agent shall deliver the balance of the Escrow Fund then its possession to such successor which shall immediately, without any further act, become Escrow Agent hereunder, fully vested with all the duties, responsibilities and obligations of its predecessor; but such predecessor shall, nevertheless, on the written request of its successor or any of the parties hereto, execute and deliver an instrument or instruments transferring to such successor all the rights of such predecessor hereunder, and shall duly assign, transfer and deliver all property, securities and monies held by it pursuant to this Agreement to its successor. Should any instrument be required by any successor for more fully vesting in such successor the duties, responsibilities, and obligations hereby vested or intended to be vested in the predecessor, any and all such instruments in writing shall, on the request of any of the other parties hereto, be executed, acknowledged, and delivered by the predecessor.

7.4 Release. Upon acknowledgment by any successor Escrow Agent of the receipt of the then remaining balance of the Escrow Fund, the then acting Escrow Agent shall be fully released and relieved of all duties, responsibilities and obligations under this Agreement that may arise and accrue thereafter.

7.5 Successors. Any corporation or association into which the Escrow Agent in its individual capacity may be merged or converted or with which it may be consolidated, or any corporation or association resulting from any merger, conversion or consolidation to which the Escrow Agent in its individual capacity shall be a party, or any corporation or association to which all or substantially all the corporate trust business of the Escrow Agent in its individual capacity may be sold or otherwise transferred, shall be the Escrow Agent hereunder without further act.

8. FEE

The Escrow Agent will be paid one-half by Parent and one-half by Seller for all billed services and expenses hereunder in accordance with the Fee Schedule attached hereto as Exhibit A. In the event that the Escrow Agent is made a party to litigation with respect to the property held hereunder, or brings an action in interpleader, or in the event that the conditions to this Agreement are not promptly fulfilled, or the Escrow Agent is required to render any service not provided for in this Agreement and fee schedule, or there is any assignment of the interests of this Agreement or any modification hereof, the Escrow Agent shall be entitled to reasonable compensation, one-half from Parent and one-half from Seller, for such extraordinary services and reimbursement for all fees, costs, liability, and expenses, including attorneys fees and expenses.

9. TERMINATION; DEFICIENCY CLAIMS

This Agreement and the escrow created hereby shall terminate following Escrow Agent’s delivery, and Parent’s and Buyer’s release of all remaining Escrow Cash and Escrow Shares pursuant to Section 2 or 3 of this Agreement. In the event that the value of the Escrow Cash and Subject Shares released to Parent pursuant to the provisions of this Agreement is insufficient to pay in full to Parent the total amount of the Damages and Prevailing Party Awards to which it and Buyer is entitled, Parent and Buyer shall be entitled to pursue its remedies for any such deficiency to the extent permitted pursuant to Section 12.6 of the Asset Purchase Agreement; provided, that no party hereto in connection with any such action may contest any Uncontested Claim or any Contested Claim that has been resolved in accordance with the provisions of this Agreement. Notwithstanding the foregoing sentence, pursuant to Section 12.6 of the Asset Purchase Agreement, Parent’s and Buyer’s claims for indemnification pursuant to Sections 12.2(a)(i) and 12.2(a)(vii) of the Asset Purchase Agreement shall be satisfied solely by the Subject Funds, and Parent and Buyer will not be entitled to pursue remedies for any deficiency for any such claims that are not satisfied by the Subject Funds.

10. MISCELLANEOUS PROVISIONS

10.1 Parties in Interest. This Agreement is not intended, nor shall it be construed, to confer any enforceable rights on any Person not a party hereto. All of the terms and provisions of this Agreement shall be binding upon and inure to the benefit of and be enforceable by the respective successors and assigns of the parties hereto.

10.2 Entire Agreement. This Agreement constitutes the final and entire agreement among the parties with respect to the subject matter hereof and supersedes all prior arrangements or understandings.

10.3 Notices. All notices, requests, demands or other communications which are required or may be given pursuant to the terms of this Agreement shall be in writing and shall be deemed to have been duly given: (i) on the date of delivery if personally delivered by hand, (ii) upon the third day after such notice is deposited in the United States mail, if mailed by registered or certified mail, postage prepaid, return receipt requested, (iii) upon the date scheduled for delivery after such notice is sent by a nationally recognized overnight express courier or (iv) by fax upon written confirmation (including the automatic confirmation that is received from the recipient’s fax machine) of receipt by the recipient of such notice:

if to Parent or Buyer, to: Danny Moshaioff Retalix, Ltd. 10 Zarhin Street, Corex House 43000, Ra’anana, Israel Telecopy: +972-9-744-4756 :	with a copy to: Harvey E. Bines, Esq. Sullivan & Worcester LLP One Post Office Square Boston, MA 02109 Telecopy: (617) 338-2880
if to Seller, to: Victor Hamilton Integrated Distribution Solutions, LLC 2110 S. 169th Plaza Omaha, NE 68130 Telecopy: (866) 570-3855	with a copy to: Steven E. Zumbach Belin Lamson McCormick Zumbach Flynn, a Professional Corporation 666 Walnut, Ste. 2000 Des Moines, IA 50309 Telecopy: (515) 283-4625
if to the Escrow Agent, to: Alison D.B. Nadeau U.S. Bank National Association One Federal Street, 3rd Floor Boston, MA 02110 Telecopy: (617) 603-6683

Such addresses may be changed, from time to time, by means of a notice given in the manner provided in this Section 10.3.

10.4 Changes. The terms of this Agreement may not be modified or amended, or any provisions hereof waived, temporarily or permanently, except pursuant to the written agreement of Parent, Seller and the Escrow Agent.

10.5 Severability. If any term or provision of this Agreement or the application thereof as to any Person or circumstance shall to any extent be invalid or unenforceable, the remaining terms and provisions of this Agreement or the application of such term or provision to Persons or circumstances other than those as to which it is held invalid or unenforceable shall not be affected thereby and each term and provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law.

10.6 Counterparts. This Agreement may be executed in two or more partially or fully executed counterparts, each of which shall be deemed an original and shall bind the signatory, but all of which together shall constitute but one and the same instrument. The exchange of copies of this Agreement and of signature pages by facsimile transmission shall constitute effective execution and delivery of this Agreement as to the parties and may be used in lieu of the original Escrow Agreement for all purposes. Signatures of the parties transmitted by facsimile shall be deemed to be their original signatures for all purposes.

10.7 Headings. The headings of the various sections of this Agreement have been inserted for convenience of reference only and shall not be deemed to be a part of this Agreement.

10.8 Governing Law. This Agreement shall be construed and controlled by the laws of the State of Delaware without regard to the principles of conflicts of laws. Each of the Interested Parties consents to jurisdiction and venue in the courts of the State of Delaware or the federal courts of the State of Delaware.

10.9 Binding Effect. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, affiliates, successors and assigns.

10.10 Force Majeure. The Escrow Agent shall not be responsible for delays or failures in performance resulting from acts beyond its control. Such acts shall include but not be limited to acts of God, strikes, lockouts, riots, acts of war, epidemics, governmental regulations superimposed after the fact, fire, communication line failures, computer viruses, power failures, earthquakes or other disasters.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.

RETALIX LTD.

By: /s/ Barry Shaked

Name: Barry Shaked
Title: President and Chief Executive Officer

RETALIX SCM, INC.

By: /s/ Barry Shaked

Name: Barry Shaked
Title: President and Chief Executive Officer

By: /s/ Moshe Geller

Name: Moshe Geller
Title: Chief Financial Officer, Secretary and Treasurer

INTEGRATED DISTRIBUTION SOLUTIONS, L.L.C.

By: /s/ Victor Hamilton

Name: Victor Hamilton
Title: CEO

U.S. BANK NATIONAL ASSOCIATION

By: /s/Alison D.B. Nadeau

Name: Alison D.B. Nadeau
Title: Vice President

Exhibit 1.1-A

Subject Purchase Shares

Registered Holder	Certificate No.	Shares
Integrated Distribution Solutions, L.L.C.	699	64,548
Integrated Distribution Solutions, L.L.C.	700	64,548

Exhibit 1.1-B

Subject Earnout Shares

Registered Holder	Certificate No.	Shares
Integrated Distribution Solutions, L.L.C.	701	70,460

Exhibit 1.1-C

Immune Earnout Shares

Registered Holder	Certificate No.	Shares
Integrated Distribution Solutions, L.L.C.	702	136,776

Exhibit 1.5

Permitted Investments

1.

Obligations of, or fully guaranteed as to timely payment of principal and interest by, the United States of America that mature on or before that date that is the second anniversary of the Closing Date.

2.

Certificates of Deposit that mature on or before the second anniversary of the Closing Date with any bank or trust company organized under the laws of the United States of America or any agency or instrumentality thereof or under the laws of any state thereof that has a combined capital and surplus of at least One Hundred Million Dollars ($100,000,000).

3.	Any money market fund substantially all of which is invested in the foregoing invested categories, including any such money market fund managed by Escrow Agent or any of its affiliates.

If no other specific instructions are received from Seller as to the manner in which to invest the Escrow Cash consistent with the investment options set forth above, the Escrow Agent will invest the Escrow Cash in the First American Treasury Obligations Fund.

Exhibit A

Fee Schedule

U.S. BANK SCHEDULE OF FEES

For Services As Escrow Agent for

Cash and Stock Escrow

Acceptance Fee:	Waived

Annual Escrow Agent Fee:	$2,500

Wire Fee:	Waived

LEGAL COSTS	Waived

Extraordinary Administrative Expenses:

Fees for services not specifically set forth in this schedule will be determined by appraisal. Such services may include, but not be limited to, additional responsibilities and services incurred in connection with amendments or extensions of the governing documents, unusual cash and/or investment transactions, calculations, reports or notices, or in case of litigation.

Out-of-Pocket Expenses:

Any out-of-pocket expenses incurred by us will be billed at cost, to be paid by U.S. Bank. These items will include, but not be limited to, legal costs, travel expenses, document duplication and facsimiles, courier services, etc.

Escrow Agent's Counsel:

Escrow Agent’s Counsel fees and disbursements will be billed at cost to be paid by U.S. Bank.

Billing and Payments:

The Acceptance Fee and first year Annual Fee will be payable at closing. Subsequent Annual Fees will be payable in advance at each anniversary of closing. Other fees, charges and reimbursements will be billed as incurred. Annual fees are not pro-rated for less than a year. Pricing is based upon the assumption that the funds will be deposited in a U.S. Bank interest bearing or non-interest bearing account, based upon the clients needs.

Good Funds Availability:

Funds to make any payments must be on deposit in sufficient time to avoid Daylight Overdrafts under Fed Guidelines.

Note: The transaction that is the subject of this proposal, and all related legal documentation, is subject to review and acceptance by U.S. Bank in accordance with its policies and procedures. Should the actual transaction materially differ from the assumptions used herein, U.S. Bank reserves the right, in its sole discretion, to modify or withdraw this proposal. Reasonable adjustments to the fees and charges set forth herein may be made at any time. After acceptance of this proposal and commencement of review and negotiation of documents, if the transaction fails to close for reasons beyond the control of U.S. Bank, client shall pay U.S. Bank’s acceptance fee, legal fees and out-of-pocket expenses. This proposal is a confidential document and should not be duplicated and/or distributed.

The transaction that is the subject of this proposal, and all related legal documentation, is subject to review and acceptance by U.S. Bank in accordance with its policies and procedures. Should the actual transaction materially differ from the assumptions used herein, U.S. Bank reserves the right, in its sole discretion, to modify or withdraw this proposal. Reasonable adjustments to the fees and charges set forth herein may be made at any time. After acceptance of this proposal and commencement of review and negotiation of documents, if the transaction fails to close for reasons beyond the control of U.S. Bank, the party requesting these services shall pay U.S. Bank Corporate Trust Service’s acceptance fee, legal fees and out-of-pocket expenses. This proposal is a confidential document and should not be duplicated and/or distributed.

To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify and record information that identifies each person who opens an account.

For a non-individual person such as a business entity, a charity, a Trust or other legal entity we will ask for documentation to verify its formation and existence as a legal entity. We may also ask to see financial statements, licenses, identification and authorization documents from individuals claiming authority to represent the entity or other relevant documentation.

Schedule 1

Escrow Agreement Account

U.S. Bank
ABA [omitted]
Acct. [omitted]
Corporate Trust
Ref. Retalix SCM Esc. [omitted]
Attn. Alison D.B. Nadeau